RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 00 FI 0249298 in Favor of ALLSTATE FINANCIAL INVESTMENT TRUST

It is agreed that:

1.             The attached bond is amended by replacing that Item(s) on the Declarations Page corresponding to the Item(s) indicated below with an “X”:

☒ Item 2	Bond Period: from 12:01 a.m. on 03/20/2008 to 12:01 a.m. on	05/01/2009
	(MONTH, DAY, YEAR)	(MONTH, DAY, YEAR)

☐ Item 3	The Aggregate Liability of the Underwriter during the Bond Period shall be $

☐ Item 4	Subject to Sections 4 and 11 hereof, the Single Loss Limit of Liability $ and the Single Loss Deductible is $

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling.  Any amount set forth below shall be part of and not in addition to amounts set forth above.

Amount applicable to:

	Single Loss Limit of Liability	Single Loss Deductible

Insuring Agreement (D) – FORGERY OR ALTERATION	$	$
Insuring Agreement(E) – SECURITIES	$	$
Coverage on Partners (Form No 14 only)	$	$
Optional Insuring Agreements and Coverages:
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$

2. This rider applies to loss sustained at any time but discovered after 12:01 a.m. on

/s/ Neil Lipuma
Neil Lipuma, Attorney-in-Fact

Accepted:

Name of Insured   ALLSTATE FINANCIAL INVESTMENT TRUST

By

Title

AMEND DECLARATIONS PAGE – DISCOVERY FORM FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORMS NOS. 14, 15, 24 AND 25. ITEM 3 NOT TO BE CHANGED MID-TERM WITH THIS RIDER

REVISED TO JUNE 1990

Form F-3988-3    Printed in U.S.A. (SAA: SR 6150c)

ALLOCATION OF JOINT FIDELITY BOND PREMIUM AND RECOVERIES

THIS AGREEMENT dated as of this 20th day of March 2008, by and between Allstate Financial Investment Trust (the “Trust”), on behalf of each of its series as provided on Appendix A (the “Funds”), and Allstate Institutional Advisors, LLC (the “Adviser”, with the Trust, on behalf of each Fund, and the Adviser sometimes individually hereinafter referred to as a “Party” and collectively, the “Parties”).

BACKGROUND

A.            The Trust is a management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”) consisting of separate Funds.

B.            The Adviser is an Investment Adviser registered under the Investment Advisers Act of 1940, as amended.

C.            Rule 17g-1 under the 1940 Act requires the Trust to provide and maintain in effect a bond against larceny and embezzlement by their officers and employees.

D.            Rule 17g-1 authorizes the Parties hereto to secure a joint insured bond naming them and their officers and employees as insureds.

E.             The Parties hereto are named as insureds on a joint fidelity bond.

F.             A majority of the Board of Trustees of the Trust, who were not “interested persons” as defined by Section 2(a)(19) of the 1940 Act, after giving due consideration to all factors relevant to the form, amount and ratable allocation of premium of the aforesaid joint insured bond, have approved the terms and amount of the bond and the portion of the premium payable by the Trust hereunder.

G.            The Trust has also determined that the allocation of the proceeds payable under the aforesaid joint insured bond as set forth herein (which takes into account the minimum amount of bond required for the Trust by Rule 17g-1 if it maintained a single insured bond) is equitable.

H.            Rule 17g-1 also requires that each registered management investment company named as an insured in a joint insured bond enter into an agreement with the other named insureds containing certain provisions regarding the respective shares to be received by said insureds in the event recovery is received under the joint insured bond as a result of a loss sustained by them.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, it is hereby agreed as follows:

1.             Joint Insured Bond.  The Parties shall maintain in effect a joint fidelity insurance bond (the “Bond”) from a reputable fidelity insurance company which shall be authorized to do business in the place where the Bond is issued, insuring the Parties against larceny and embezzlement and covering such of their officers and employees who may, singly or jointly with others, have access, directly or indirectly, to their securities or funds.  The Bond shall name each Party as an insured and shall comply with the requirements of such bonds established by Rule 17g-1.

2.             Amount.  The Bond shall be in an amount such that the allocation of proceeds payable to the Trust is at least the minimum aggregate amount required by Rule 17g-1(d) to be maintained by the Trust.

3.             Allocation of Premium.  Each Party shall pay that portion of the premium on the Bond, as allocated in such equitable manner as determined by the Parties, which allocation and amounts  are approved by the Board of Trustees from time to time, including a majority of the Trustees who are not “interested persons” under the 1940 Act.  Subject to the aforesaid approval,   from time to time adjustments may be made by mutual agreement of the Parties to the portion of the premium theretofore paid by a Party, based on an increase in the amount of the Bond, a subsequent change or changes in the net assets of one or more Funds, or the addition or withdrawal of a Fund pursuant to this Agreement.

4.             Ratable Allocation of Proceeds.

(a)           If more than one of the Parties (or Funds) sustains a single loss for which recovery is received under the Bond, each such Party or Fund shall receive that portion of the recovery which is sufficient in amount to indemnify that Party in full for the loss sustained by it, unless the recovery is inadequate to fully indemnify all such Parties and Funds sustaining a single loss.

(b)           If the recovery is inadequate to indemnify fully all Parties and Funds sustaining a single loss, the recovery shall be allocated among such Parties and Funds as follows:

(i)            Each Party and Fund sustaining a loss shall be allocated an amount equal to the lesser of its actual loss or the minimum amount of the fidelity bond which would be required to be maintained by such Fund under a single insured bond (determined as of the time of the loss in accordance with the provisions of Rule 17g-1).

(ii)           The remaining portion of the recovery (if any) shall be allocated to each Party and a Fund sustaining a loss not fully indemnified by the allocation under subparagraph (i) in the same proportion as the portion of each Party’s (and Fund’s) loss which is not fully indemnified bears to the sum of the unindemnified losses of all such Parties and Funds.  If such allocation would result in any Party (or Fund) receiving a portion of the recovery in excess of the loss actually sustained by it, the aggregate of such excess portion shall be reallocated in the same manner among the other Parties and Funds whose losses would not be fully indemnified as a result of the foregoing allocation.

5.             Claims and Settlements.  Each Party shall, within five days after the making of any claim under the Bond, provide each other Party hereto with written notice of the amount and nature of such claim.  Each Party shall, within five days after the receipt thereof, provide each other Party hereto with written notice of the terms of settlement of any claim made under the Bond by such Party.  In the event that two or more Parties shall agree to settlement with the fidelity company of a claim made under the Bond with respect to a single loss, such Parties shall within five days after settlement, provide any other Party not a Party to such claim with written notice of the amounts to be received by each claiming Party under Section 4 hereof.  The officer(s) of the Trust designated as responsible for filing notices required by paragraph (g) of Rule 17g-1 under the 1940 Act shall give and receive any notice required hereby.

6.             Modifications and Amendments.  Any Party may increase the amount of the Bond, provided that written notice thereof must be given to the other Parties to this Agreement and the Securities and Exchange Commission in accordance with Rule 17g-1.  If pursuant to Rule 17g-1, any Party shall determine that the coverage described herein should otherwise be modified, it shall so notify the other Party hereto, and indicate the nature of the modification which it believes to be appropriate.  If, within ninety days of such notice any necessary amendments to this Agreement shall not have been made and the request for modification shall not have been withdrawn, this Agreement shall terminate with respect to such Party (except with respect to losses occurring prior to such termination), but, with respect to each other Party, shall remain in effect.  Any Party may withdraw from this Agreement at any time and cease to be a Party hereto (except with respect to losses occurring prior to such withdrawal) by giving not less than ninety days’ prior written notice to the other Party of such withdrawal.  Upon withdrawal, a withdrawing Party shall be entitled to receive any premium rebated by the fidelity company with respect to such withdrawal in accordance with the percentages contained in Section 3 hereof relating to allocation of payment of premiums.

7.             Governing Law.  This Agreement shall be construed in accordance with the laws of the State of Delaware.

8.             No Assignment.  This Agreement is not assignable.

9.             Addition of New Funds.  In the event that any additional series of the Trust (“Additional Fund”) is organized, such Additional Fund shall become subject to this Agreement if the Board of Trustees of the Trust approves such addition, the amount of the Bond is increased by an amount to be determined in accordance with Rule 17g-1(d) under the 1940 Act and the insurer is willing to add the Additional Fund as a named insured under the Bond.

10.           No Personal Liability.  All persons dealing with the Trust must look solely to its property for the enforcement of claims against it, as neither the Trustees, officers, agents or shareholders of the Trust assume any personal liability for obligations entered into on its behalf.

11.           Entire Agreement.  This Agreement constitutes the entire agreement between the Parties hereto with respect to its subject matter and supersedes all prior oral or written agreements in regard thereto.

IN WITNESS WHEREOF, each of the Parties hereto has duly executed this Agreement as of the day and year first above written.

ALLSTATE FINANCIAL INVESTMENT TRUST
Attest:

/s/ Stephen J. North	By:	/s/ William P. Marshall
(Title) President

ALLSTATE INSTITUTIONAL ADVISORS, LLC

Attest:

/s/ Stephen J. North	By:	/s/ William P. Marshall
(Title) President

APPENDIX A

Series of Allstate Financial Investment Trust

Allstate ClearTarget 2005 Retirement Fund

Allstate ClearTarget 2010 Retirement Fund

Allstate ClearTarget 2015 Retirement Fund

Allstate ClearTarget 2020 Retirement Fund

Allstate ClearTarget 2030 Retirement Fund

Allstate ClearTarget 2040 Retirement Fund

Allstate ClearTarget 2050 Retirement Fund

Allstate Large Cap Index Fund

ALLSTATE FINANCIAL INVESTMENT TRUST

Assistant Secretary’s Certificate

I, Julie A. Tedesco, Assistant Secretary of Allstate Financial Investment Trust (the “Trust”), hereby certify that those Trustees who are not considered to be “interested persons” as that term is defined in the Investment Company Act of 1940, as amended, (the “1940 Act”), constituting the entire Board of Trustees of the Trust, consented to the adoption of the following resolutions by unanimous written consent on March 27, 2009 and agree that such resolutions shall have the same force and effect as if duly adopted at a meeting called for the purpose thereof:

WHEREAS, Rule 17g-1 under the Investment Company Act, as amended, provides among other things, that:  (1) registered investment companies provide fidelity coverage against larceny and embezzlement covering each officer and employee of the investment company who has access to its securities or funds, and (2) that said coverage shall not be terminated or modified except after written notice has been given to the affected parties and to the Securities and Exchange Commission (the “SEC”) not less than 60 days prior to the effective date of termination or modification, and (3) that such coverage shall be in an amount deemed reasonable by a majority of the Board of Trustees of the investment company who are not “interested persons” of the investment company (“Independent Trustees”), and (4) that such Trustees shall give consideration to all relevant factors including, but not limited to, the value of the aggregate assets of the registered management investment company to which any covered person may have access, the type and terms of the arrangement made for the custody and safekeeping of such assets, and the nature of the securities in the company’s portfolio, provided that the minimum coverage required by Rule 17g-1(d) is obtained, and (5) that this determination by the non-interested Trustees be made not less than once every 12 months, and (6) that copies of such resolutions, true copies of any fidelity coverage and certain other documents be filed within certain specified notification periods with the SEC; and

WHEREAS, the Board of Trustees, including a majority of the Independent Trustees, has previously determined it to be advisable and in the best interests of Allstate Financial Investment Trust (“Trust”) and its shareholders for all series of the Trust to be named in a joint fidelity bond underwritten by Hartford Fire Insurance Company in the amount of $500,000 (“Bond”), under which Allstate Institutional Advisers, LLC the investment adviser to the Trust (“Adviser”), is also insured; and

WHEREAS, it is proposed that the Board of Trustees, including a majority of the Independent Trustees, ratify and approve an extension of the Bond for the period ending May 1, 2009, and approve the amount of additional premium to be paid by the Trust with respect to the extension of the Bond;

NOW THEREFORE BE IT RESOLVED, that the Board of Trustees, including a majority of the Independent Trustees, having taken all relevant factors into consideration, including the coverage amount of the Bond, hereby approve and ratify the extension of the Bond effective for the period ending May 1, 2009; and it is

FURTHER RESOLVED, that the Board of Trustees, including a majority of the Independent Trustees, has determined that the participation by all series of the Trust in the Bond is in the best interests of the Trust; and it is

FURTHER RESOLVED, that the Board of Trustees, including a majority of the Independent Trustees, hereby ratify and approve the Allocation of Joint Fidelity Bond Premium and Recoveries Agreement dated March 20, 2008 between the Trust and the Adviser (“Allocation Agreement”); and it is

FURTHER RESOLVED, that the Board of Trustees, including a majority of the Independent Trustees, hereby determine that the method of allocating premiums and coverage under the Bond, as specified in the Allocation Agreement, is fair and reasonable to the Trust; and it is

FURTHER RESOLVED, that the allocation of premium payable by the Trust of sixty percent (60%) of the total extension premium for the Bond, as recommended by the insurance broker, is hereby ratified and confirmed; and it is

FURTHER RESOLVED: that the President or any Vice President and the Secretary of the Trust, be and each of them hereby is, authorized to pay the Trust’s portion of premium payable with respect to such extension; and it is

FURTHER RESOLVED: that the Secretary of the Trust or any Assistant Secretary be, and each hereby is, designated as an officer directed to make filings and give the notices required of the Trust by Rule 17g-1 under the Investment Company Act of 1940.

/s/ Julie A. Tedesco
Assistant Secretary

Dated: March 30, 2009